Filed Pursuant to Rule 433 of the Securities Act

Registration No. 333-185192

333-185192-01

November 12, 2014

Final Pricing Terms

Sunoco Logistics Partners Operations L.P.

$200,000,000 4.250% Senior Notes Due 2024

$800,000,000 5.350% Senior Notes Due 2045

Issuer:	Sunoco Logistics Partners Operations L.P.

Guarantor:	Sunoco Logistics Partners L.P.

Ratings (Moody’s / S&P / Fitch)*:	Baa3/BBB/BBB

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	November 12, 2014

Settlement Date: (T+3)	November 17, 2014 (T+3)

Net Proceeds (before offering expenses and accrued interest):	$989,892,000

	4.250% Senior Notes due 2024	5.350% Senior Notes due 2045

Principal Amount:	$200,000,000. The 2024 Notes offered hereby will be part of the same series of notes as the $300 million aggregate principal amount of 4.250% Senior Notes due 2024 issued and sold by the Issuer on April 3, 2014 and will trade interchangeably with the previously issued notes of the series upon settlement.	$800,000,000

Maturity Date:	April 1, 2024	May 15, 2045

Interest Payment Dates:	April 1 and October 1, with the next interest payment being due on April 1, 2015	May 15 and November 15, beginning May 15, 2015

Benchmark Treasury:	2.375% due August 15, 2024	3.375% due May 15, 2044

Benchmark Treasury Price / Yield:	100-02+ / 2.366%	105 – 12+ / 3.095%

Spread to Benchmark:	+165 bps	+230 bps

Re-offer Yield	4.016%	5.395%

Coupon:	4.250%	5.350%

Public Offering Price:	101.772%, plus an aggregate amount of pre-issuance accrued and unpaid interest thereon of $1,086,111.11 from October 1, 2014.	99.331%

Make Whole Call:	T+25 bps	T+35 bps

Call at Par:	On or after January 1, 2024	On or after November 15, 2044

CUSIP / ISIN:	86765BAN9 / US86765BAN91	86765BAQ2 / US86765BAQ23

Joint Book-Running Managers:

Wells Fargo Securities, LLC

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

RBS Securities Inc.

TD Securities (USA) LLC

BBVA Securities Inc.

Comerica Securities, Inc.

DNB Markets, Inc.

Mitsubishi UFJ Securities (USA) Inc.

Mizuho Securities USA Inc.

SunTrust Robinson Humphrey, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Pro Forma Ratio of Earnings to Fixed Charges

For the year ended December 31, 2013 and the nine months ended September 30, 2014, our ratio of earnings to fixed charges, on a pro forma basis giving effect to this offering, would have been 3.68x and 3.44x, respectively.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the prospectus supplement for this offering, the base prospectus in that registration statement and other documents the issuer (including its parent, Sunoco Logistics Partners L.P.) has filed with the SEC for more complete information about the issuer (including its parent, Sunoco Logistics Partners L.P.) and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, you may obtain a copy of the prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751, RBC Capital Markets, LLC toll-free at (866) 375-6829 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.